Joseph L. Seiler, III Partner 212-248-3145 Direct 212-248-3141 Fax Joseph.Seiler@dbr.com

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CALIFORNIA

DELAWARE

ILLINOIS

NEW JERSEY

NEW YORK

PENNSYLVANIA

WASHINGTON D.C.

WISCONSIN

Established 1849

VIA EDGAR

November 14, 2012

Bryan J. Pitko

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Canopius Holdings Bermuda Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed October 10, 2012
File No. 333-183661

Dear Mr. Pitko:

On behalf of our client, Canopius Holdings Bermuda Limited (the “Company”), we are responding to your letter dated October 24, 2012 to Susan Patschak, Chief Executive Officer of the Company (the “Comment Letter”), providing comments to the preliminary joint proxy statement/prospectus of the Company and Tower Group, Inc. (“Tower”), which was filed by the Company in Amendment No. 1 to the above-referenced registration statement on October 10, 2012 (such registration statement, as amended by Amendment No. 1, the “Registration Statement”). Shortly following submission of this letter, the Company intends to file Amendment No. 2 to the Registration Statement (the Registration Statement, as so amended, “Amendment No. 2”), which will be revised in response to the comments received by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and generally to update the information contained therein.

Part I of this letter includes the responses to the Staff’s comments to the Registration Statement as expressed in the Comment Letter, which responses will be reflected in Amendment No. 2. For your convenience, we have repeated each of the Staff’s questions in italicized typeface before the response by the Company or Tower. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. Terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Registration Statement.

Part II of this letter includes a brief description of certain general updates that we expect to make in Amendment No. 2, including a description of Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment to the Merger Agreement”) and related disclosure. Part II of this letter will not include a description of the historical financial information of the Company and unaudited pro forma financial information for the quarter ended September 30, 2012, which financial information will be included in Amendment No. 2.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

I.	RESPONSES TO COMMENT LETTER

General

Prospectus Cover Page

1.	We note your response to Comment 2. Please revise your cover page disclosure to specifically state that Tower stockholders voting on the merger will not know at the time of the vote the number of shares of Tower Ltd. they will receive as consideration.

Response:

The Registration Statement will be revised by Amendment No. 2 to add the following language to the prospectus cover page: “However, Tower stockholders voting on the merger will not know at the time of the special meeting the exact number of common shares of Tower Ltd. they will receive as merger consideration.”

Question and Answers About the Merger and The Special Meeting, page 4

2.	We note your disclosure that Tower will not consummate the merger if former stockholders, optionholders, and holders of convertible notes could own 80% or more, or less than 70% of Tower Ltd. immediately following the effective time. Please revise your disclosure to explain Tower’s reasoning for applying this particular ownership range as a prerequisite to the consummation of the merger.

Response:

The Registration Statement will be revised by Amendment No. 2 to add the language specified below to the sections entitled “Questions and Answers About the Merger and the Special Meeting—Given that the stock conversion number is based on certain factors that are not known at this time, is there a range outside of which Tower will not consummate the merger?,” “Summary—The Merger” and “The Merger—The Merger—Merger Consideration.” We also note that Tower intends to tighten the permitted ownership range described in the Registration Statement to a percentage less than 80% but greater than or equal to 76%, which change will give Tower stockholders greater certainty with respect to the merger consideration and the dilutive effect of the transaction.

Tower believes that the merger is less desirable from a business perspective outside of this 76- 80% ownership range and has committed not to consummate the merger if the ownership of Tower Ltd. by the former stockholders and optionholders of Tower, as well as holders of Tower’s convertible notes, could fall outside of such range immediately following the effective time. For instance, Tower believes that ownership by such parties of 80% or more of the fully diluted capital stock of Tower Ltd. could result in certain adverse tax consequences. See “Risk Factors—Risks Related to the Tax Consequences of the Merger—The merger may

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

have adverse U.S. federal income tax consequences on Tower Ltd. under certain circumstances.” Conversely, the larger the percentage of Tower Ltd. common shares owned by the third party investors following the merger, the more dilutive the merger will be for current Tower stockholders. See “Risk Factors—Risks Related to the Merger—Existing Tower stockholders will own a smaller share of Tower Ltd. following completion of the merger.”

Third Party Sale, page 12

3.	We note your response to Comment 9. Please revise the disclosure in your registration statement to include the information you have provided in response to our comment with respect to the percentage of outstanding shares of Tower Ltd. that will be held by the third party investors after the closing of the merger and completion of the third party sale. Please also indicate how you will ensure that the third party investors adhere to the ownership limits you describe in your response. To the extent that you will enter into agreements with the third party investors to limit their ownership of Tower Ltd, you should describe any such agreement in the prospectus.

Response:

The Registration Statement will be revised by Amendment No. 2 to add the following language to the description of the third party sale in the sections entitled “Summary—Third Party Sale” and “The Merger—Transactions Related to the Merger—Third Party Sale”:

While the third party investors, in the aggregate, will own more than 20% but less than or equal to 24% of the outstanding shares of Tower Ltd. immediately following the effective time of the merger, Canopius Bermuda will impose controls on the initial private placement intended to ensure that each of the third party investors and its affiliates will own less than 5% of the outstanding shares of Tower Ltd., except for any existing stockholders of Tower that decide to participate in the third party sale and already own 5% or more of the outstanding shares of Tower common stock. In addition, Canopius Bermuda will impose controls on the initial private placement by reviewing investor subscription agreements to ensure that no third party investor will hold 10% or more of Tower Ltd. at the effective time of the merger. However, Tower Ltd. will not limit the ability of its shareholders (including the third party investors) to purchase additional shares in the secondary market following the effective time of the merger. To the extent that a third party investor acquires additional shares and thereby holds more than 5% of the outstanding shares of Tower Ltd. following the merger, such investor will be required to make the applicable Section 13 filing with the SEC pursuant to the Exchange Act.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

The Merger, page 13

4.	We note your response to Comment 11 and reissue the comment. In particular, we note that you have only provided the stock conversion range and the range of total shares to be issued to Tower’s existing stockholders on the cover page of the prospectus. Please revise your disclosure to provide these ranges in the various locations of your prospectus in which you discuss the consideration to be provided to Tower’s existing stockholders as part of the proposed merger. Please also include an explanation as to how such range was calculated, including the assumed values for each of the variables used to determine the stock conversion price, and why the assumed values are reasonable.

Response:

The Registration Statement will be revised by Amendment No. 2 to provide these ranges in the various locations where the merger consideration is discussed. We note that because of the Amendment to the Merger Agreement, which is described in part II of this letter, and the current stock price of Tower, the stock conversion number will range from 0.9604 to 1.2132 common shares of Tower Ltd. for every one share of Tower common stock, which would result in a range of approximately 44,413,061 to 56,103,630 common shares of Tower Ltd. being issued to Tower’s existing stockholders and optionholders (as well as holders of Tower’s convertible senior notes) based on Tower’s market capitalization as of November 8, 2012.

The Merger, page 33

Master Transaction Agreement, page 33

5.	Please identify your reference to CMA with respect to the SPS transaction right.

Response:

The Registration Statement will be revised by Amendment No. 2 to clarify that CMA is Canopius Managing Agents Limited, a Canopius group company.

6.	We note your response to our prior comment 22. While it appears that exercise of the SPS Transaction Right and Acquisition Right would give Tower direct access to the Lloyd’s market in the form of a SPS and managing agency, the Merger Right exercised would not have such effect. Please clarify that, as a result of the merger, Tower Ltd. will not have direct underwriting access to the Lloyd’s market.

Response:

The Registration Statement will be revised by Amendment No. 2 to add the following language to the section entitled “The Merger—Transactions Related to the Merger—Master Transaction Agreement”: “Neither prior to nor after giving effect to the merger will Tower Ltd. have direct underwriting access to the Lloyd’s of London market.”

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Merger Consideration, page 36

7.	We note your response to Comment 25. With respect to the calculation of the target TNAV for Canopius Bermuda as discussed in footnote 2 to the illustrative example, please explain how Tower determined that it will require between $210 million and $230 million in capital to maintain its ratings and operate the combined business.

Response:

The Registration Statement will be revised by Amendment No. 2 to add the following language to footnote 2 to the illustrative example:

Tower has relationships with its primary rating agencies (AM Best, Fitch and Demotech) and continually discusses proprietary rating capital models that these agencies have developed. Tower also has internally developed capital models that it believes provide outputs similar to the rating agencies’ proprietary models. Tower evaluated the business plan associated with the merged companies in light of these rating capital models to determine an appropriate amount of capital, which it currently estimates to be between $160 million and $190 million.

We note that the Registration Statement included a range of $210 million to $230 million. The new range of $160 to $190 million reflects the Amendment to the Merger Agreement pursuant to which cash consideration will no longer be paid to Tower stockholders. Because of this change Tower Ltd. will no longer pay cash to Tower stockholders and, therefore, Tower believes a lower range of target TNAV is appropriate for the Company.

Background of the Transaction, page 42

8.	We note you response to Comment 30. Please revise your disclosure to discuss the following:

•	Why Tower chose not to merge with Omega’s Bermuda domiciled reinsurance subsidiary; and

•

Any material changes to the terms of the MTA and investment agreement over the course of your negotiations, including, but not limited to, the specific material changes reviewed during the Tower Board’s teleconference on March 29.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Response:

The Registration Statement will be revised by Amendment No. 2 to add the following underlined language to certain entries included in the section entitled “The Merger—Background of the Transaction—Negotiations regarding the Master Transaction Agreement”:

Between January 20 and 27, 2012, Robert Law sent emails to Elliot Orol, Senior Vice President, General Counsel and Secretary of Tower and William Hitselberger, Executive Vice President and Chief Financial Officer of Tower, with an attachment containing financial information regarding Canopius Group, as well as publicly available pertinent information on Omega, following Canopius’s renewed interest in acquiring Omega. Tower did not pursue a potential combination transaction with Omega’s Bermuda domiciled reinsurance subsidiary because any such transaction would have involved materially different economics and potential benefits to Tower and its stockholders.

On March 29, 2012, the Tower Board of Directors held a teleconference to discuss the MTA and the investment agreement. Elliot Orol updated the Board on the negotiations between Tower and Canopius regarding the investment, and Willkie Farr & Gallagher LLP, Tower’s transaction counsel, reviewed the material changes to the MTA and the investment agreement, since the meetings of the Tower Board of Directors on March 14 and 15, 2012. The material changes to the investment agreement related to the warranties and limitations on indemnification in the event of any breach of such warranties, the actions of Canopius requiring consent of its shareholders, and the permitted transfers and restrictions applicable to shareholders of Canopius. Among the changes to the draft MTA that were reviewed at such meeting were the time periods during which the merger right, the SPS transactions right and the acquisition right would remain available to Tower, the scope of Canopius’s obligation to use its efforts to effect the transactions contemplated by such rights if they are exercised by Tower and the allocation of the consideration to be paid by Tower among the investment, the merger right, the SPS transactions right and the acquisition right. In addition, Willkie Farr & Gallagher LLP reviewed with the Board of Directors the consideration for the transaction, the allocation of the consideration, the indemnification provisions and the time periods for that exercise by Tower of its option with respect to the merger and the establishment of the Lloyd’s syndicate. With respect to the investment agreement, Willkie Farr & Gallagher LLP confirmed that Tower would be entitled to one seat on Canopius’s Board of Directors and described the limitations on Tower’s ability to sell shares of Canopius for a three-year period, as well as preemption, tag-along, drag-along and other minority shareholder protection rights that Tower had been able to negotiate. After discussing this information, the Tower Board of Directors unanimously approved the MTA and the investment agreement with such changes as Messrs. Lee, Hitselberger or Orol determined appropriate.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Tower’s Reasons for the Merger and Recommendation of Tower’s Board of Directors, page 46

9.	We note your discussion on page 48 regarding existing capacity constraints in Tower’s existing Bermuda reinsurance company. Please revise your disclosure to discuss the source and impact of the constraints and how they factored into Tower’s determination to enter into the merger transaction. In addition, please explain why such constraints would not be applicable to future reinsurance business written on the Bermuda platform post-merger.

Response:

The Registration Statement will be revised by Amendment No. 2 to add the following language to the last paragraph of the section entitled “The Merger—Tower’s Reasons for the Merger and Recommendation of Tower’s Board of Directors”:

Tower’s current Bermuda platform is CastlePoint Reinsurance Bermuda Limited, which is consolidated in Tower’s current organization. The capacity constraint with respect to Tower’s existing Bermuda reinsurance company is due to the fact that its capital is fully utilized to reinsure direct Tower business underwritten by Tower’s domestic insurance companies. The merger transaction will provide additional capital to permit the third-party reinsurance business that is currently underwritten through Tower’s domestic insurance companies to be underwritten through its new Bermuda operating company. Tower expects that the underwriting income from this third-party reinsurance business will be sufficient to provide the capital necessary to allow for additional future reinsurance opportunities.

Selected Historical Financial Data of Canopius Bermuda, page 91

10.	We acknowledge your response to prior comment 46. Please revise your disclosure to discuss the reasons why Canopius Bermuda does not intend to provide audited consolidated income statements for the fiscal years ended December 31, 2008 and 2007.

Response:

The Registration Statement will be revised by Amendment No. 2 to the effect that the Company has not provided audited consolidated income statements for the fiscal years ended December 31, 2008 and 2007 because the Company has not been required to prepare such audited consolidated income statements under Bermuda law or regulation and, accordingly, has never done so and that the preparation of such audited consolidated income statements would be difficult, time consuming and expensive. Given the nature of the transaction and the fact that going forward the business will be managed by persons who are currently members of Tower management, rather than the Company’s management, the Company does not believe that this information is material to an evaluation of the transaction by Tower stockholders.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Canopius Bermuda Limited

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 95

11.	We acknowledge your response to prior comment 48. Please disclose the nature of the “corporate bond funds that suffered heavy losses in the second half of 2011” and the reasons that the prices of these corporate bond investments declined in value on a mark to market basis in 2011.

Response:

The Registration Statement will be revised by Amendment No. 2 to add the following language to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Canopius Bermuda Limited—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010—Net Investment Income”:

The bulk of the corporate bond funds were invested in short dated investment grade (rated BBB or better) corporate bonds. The yields on these bonds can be considered to be the government bond yield for an equivalent duration plus a ‘spread over government bonds’ that can vary depending on investors’ assessment of the risk of the bonds. During 2011 the ‘spread’ on corporate bonds widened, reflecting investors’ increased assessment of risk and therefore the yield to redemption increased causing prices to fall. Therefore the bonds suffered a mark to market loss in 2011.

Consolidated Statements of Cash Flows, page F-6

12.	We acknowledge your response to prior comment 59. Please confirm that cash and cash-equivalents restricted may not be used to settle claims.

Response:

As a reinsurer of Syndicate 4444 at Lloyd’s, the Company is required by its reinsurance agreement to provide funds that the ceding company deposits with Lloyd’s on behalf of the Syndicate. The primary purpose of the restricted cash and cash equivalents is to satisfy the Syndicate’s deposit obligations. The restricted funds are not utilized to pay claims in the ordinary course of business. The Company maintains other cash and cash equivalents, net investment income, as well as a highly liquid investment portfolio to satisfy claim obligations that exceed funds withheld balances.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Tower Group’s Form10-K for the Fiscal Year Ended December 31, 2012

Note 5 – Investments

Unrealized Losses, page F-24

13.	We acknowledge your response to prior comment 66. Please tell us whether you routinely seek opportunities to sell fixed maturity securities prior to their maturity for reinvestment in higher yielding investments. If so, please disclose why it is reasonable for you to assert that you have the intent and ability to hold securities until they have recovered in value given the present low interest rate environment.

Response:

Tower does not routinely seek opportunities to sell fixed maturity securities prior to their maturity for reinvestment in higher yielding investments. However, certain circumstances might occur after year end that may trigger the need to sell certain securities before their maturity, even when there was no intent to sell at year-end. These circumstances could be, for example: evidence of deterioration in the issuer’s creditworthiness and/or deterioration in industry fundamentals; a debt security sold in response to changes in market interest rates, changes in the security’s prepayment risk, the entity’s need for liquidity, changes in foreign exchange risk, or other similar factors; the sale of a security in response to an actual deterioration supported by evidence about the issuer’s creditworthiness, among others. Tower managed its fixed income portfolio considering the circumstances above mentioned, and changed its intent to sell for certain securities held as of December 31, 2011.

Annexes

14.	We note your response to Comment 62 and that you have included Exhibit A and Exhibit D to the Master Transaction Agreement under Annex B of the proxy statement/prospectus. However, it appears that there are various schedules to the Investment Agreement at Exhibit A, as identified on page B-64, which have not been included with the agreement. Please amend your registration statement to provide a full copy of the Investment Agreement in Exhibit A to Annex B including all schedules thereto.

Response:

The Registration Statement will be revised by Amendment No. 2 to include a full copy of the Investment Agreement in Exhibit A to Annex B including all schedules thereto.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Tower Group’s Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies and Basis of Presentation

Reclassification and Adjustments, page 6

15.	We acknowledge your response to prior comment 70. Please address the following:

•	Describe the nature of the “certain deferred tax liabilities” errors, how the errors originated and the quarterly and annual periods to which these errors relate;

•

Describe the nature and the reason for the increase in the allowance for bad debts, how the errors originated and the quarterly and annual periods to which the increase in the allowance for bad debts relate;

•	Describe the nature and the reason for the adjustment to reduce commission expense, how the errors originated and the quarterly and annual periods to which the adjustment of commission expense relate;

•	Describe the reason for the nature and the reason for the reduction in interest expense, how the errors originated and the quarterly and annual periods to which the lower interest rates relate;

•	Tell us the projected consolidated pre-tax and net income for 2012;

•

Describe how the summary of out-of-period-adjustments at the bottom of page 6 and top of page 7 in your SAB 99 assessment reconcile with the impact on prior periods table for 2011 and 2009/2010 on page 6;

•	Tell us how you determine the amount of the management fee and the amount of the management fee income earned from the Reciprocal Exchanges in 2009, 2010 and 2011; and

•	Tell us about the relevance of the surplus notes owned by Tower Group in the net income attributable to Tower Group.

Response:

In connection with a comprehensive review of the deferred tax inventory which was finalized prior to Tower’s filing of the Form 10-K for the year ended December 31, 2011, Tower identified the following two tax errors: (1) at the time of the acquisition of OneBeacon Personal Lines in July 2010, Tower properly recorded $4.5 million of deferred tax assets relating to the fair value purchase accounting adjustments attributable to the Reciprocal Exchanges and a valuation allowance for an equal amount. In the third quarter 2010, the temporary difference giving rise to the deferred tax asset reversed and Tower reversed the corresponding deferred tax asset; however, it did not reverse the valuation allowance. If properly recorded, the reversal of the valuation allowance would have increased consolidated net income for the three-months ended September 30, 2010, but would have had no effect on Net Income Attributable to Tower or on Operating Earnings Per Share, and (2) in connection with the acquisition of CastlePoint Holdings, Ltd. in February 2009, Tower identified but never recorded $2.5 million of deferred tax assets resulting from various fair value purchase adjustments. However, Tower recorded the amortization of such deferred tax assets, creating a deferred tax liability, during 2010. The 2012 adjustment reversed this $2.5 million deferred tax liability. Tower management assessed these two tax errors from a quantitative and qualitative perspective prior to the issuance of the 2011 consolidated financial statements and concluded these errors were not material. The assessment also considered these errors individually and in aggregate with the other errors identified in the 2011 consolidated financial statements.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Tower’s management team prepares a detailed assessment of allowance for uncollectible premium receivables on a quarterly basis. For the fourth quarter 2011, Tower management obtained more current information after its initial estimate was recorded and concluded that a $1.9 million increase in the allowance for bad debts ($1.2 million after tax) related to the fourth quarter 2011 was needed, but was not recorded. Tower management assessed this error from a quantitative and qualitative perspective prior to issuance of the 2011 consolidated financial statements and concluded the error was not material. The assessment also considered this error individually and in aggregate with the other errors identified in the 2011 consolidated financial statements.

Tower management makes certain estimates in connection with the preparation of its consolidated financial statements, including an estimate of profit commissions it pays to certain agents and brokers who produce business for Tower. Prior to the issuance of the 2011 consolidated financial statements in February 2012, Tower management obtained more current information and concluded the profit commission accrual as of December 31, 2011 was overstated by $0.7 million. Reduction of the accrual would have reduced commission expense by $0.7 million ($0.5 million after tax) in the fourth quarter 2011. Tower management assessed this error from a quantitative and qualitative perspective prior to issuance of the 2011 consolidated financial statements and concluded the error was not material. Such assessment also considered this error individually and in aggregate with the other errors identified in the 2011 consolidated financial statements.

As part of its balance sheet reconciliation process, Tower identified a $1.0 million overstatement in the accrued interest expense accounts in the first quarter of 2012. This overstatement resulted from initial accounting on the subordinated debentures acquired in the acquisition of CastlePoint Holdings, Ltd. in February 2009. If properly recorded, interest expense would have been reduced by $1.0 million ($0.7 million after-tax) in the first quarter of 2009. In the first quarter of 2012, Tower management assessed this error from a quantitative and qualitative perspective on the 2009 quarterly and annual financial statements and concluded the error was not material. This assessment also considered this error in aggregate with the other errors identified in the 2009 quarterly and annual consolidated financial statements.

As of the second quarter 2012, Tower’s 2012 annual projected pre-tax income attributable to Tower Group, Inc. and net income attributable to Tower Group Inc. were $76.0 million and $58.1 million, respectively.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

In its SAB 99 Assessment, Tower disclosed its out-of-period adjustments (“OOPAs”) as of March 31, 2012 as follows:

($ in millions)	NI Attributable to Tower	Consolidated Net Income	Pre-tax Income
Other operating expenses	$(1.2)	$(1.2)	$(1.9)
Commission expense	0.5	0.5	0.7
Interest expense	0.7	0.7	1.0
Income tax expense	2.6	7.1	-

	$2.6	$7.1	$(0.2)

Impact on Prior Periods:

	OOPAs
($ in millions)	NI Attributable to Tower	Consolidated Net Income	Pre-tax Income
2011	$0.7	$0.7	$1.2
2009/2010	(3.3)	(7.8)	(1.0)

	$(2.6)	$(7.1)	$0.2

Tower has revised its tables showing the impact of the OOPAs on its historical quarterly and annual financial statements. This table reflects the errors identified prior to the OOPAs (“SUDs”), the OOPAs, the aggregation of the SUDs and OOPAs, and their impact on Net Income Attributable to Tower and Consolidated Net Income.

In summary, the OOPAs had the following effects on Net Income Attributable to Tower in previously issued financial statements:

		Iron Curtain				Roll Over
($ in millions)	NI Attributable to Tower	SUDs	OOPAs	Total	%	SUDs	OOPA s	Total	%
YTD 2009	$96.8	$0.7	$0.7	$1.4	1.4%	$(0.3)	$0.7	$0.4	0.4%
1Q 2010	13.1	(0.8)	0.6	(0.2)	-1.5%	0.2	0.6	0.8	6.1%
2Q 2010	25.6	0.8	0.6	1.4	5.5%	1.5	0.6	2.1	8.2%
3Q 2010	28.6	(0.7)	0.7	—	0.0%	(1.4)	0.7	(0.7)	-2.4%
4Q 2010	36.6	(1.8)	0.7	(1.1)	-3.0%	(3.1)	0.7	(2.4)	-6.6%
YTD 2010	103.9	(3.7)	2.6	(1.1)	-1.1%	(1.1)	2.6	1.5	1.4%
1Q 2011	25.7	(0.7)	—	(0.7)	-2.7%	0.4	—	0.4	1.6%
2Q 2011	24.1	(0.7)	—	(0.7)	-2.9%	0.7	—	0.7	2.9%
3Q 2011	(16.4)	(0.3)	—	(0.3)	1.8%	1.0	—	1.0	-6.1%
4Q 2011	26.8	(1.8)	(0.7)	(2.5)	-9.3%	(3.3)	(0.7)	(4.0)	-14.9%
YTD 2011	60.2	(1.8)	(0.7)	(2.5)	-4.2%	(2.0)	(0.7)	(2.7)	-4.5%

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

The OOPAs had the following effects on Consolidated Net Income in previously issued financial statements as follows:

		Iron Curtain				Roll Over
($ in millions)	NI Attributable to Tower	SUDs	OOPAs	Total	%	SUDs	OOPAs	Total	%
YTD 2009	$96.8	$0.7	$0.7	$1.4	1.4%	$(0.3)	$0.7	$0.4	0.4%
1Q 2010	13.1	(0.8)	0.6	(0.2)	-1.5%	0.2	0.6	0.8	6.1%
2Q 2010	25.6	0.8	0.6	1.4	5.5%	1.5	0.6	2.1	8.2%
3Q 2010	27.2	(0.7)	5.2	4.5	16.5%	(1.4)	5.2	3.8	14.0%
4Q 2010	33.3	2.4	0.7	3.1	9.3%	(3.1)	0.7	(2.4)	-7.2%
YTD 2010	99.2	(4.0)	7.1	3.1	3.1%	(1.1)	7.1	6.0	6.0%
1Q 2011	26.5	(0.7)	—	(0.7)	-2.6%	0.4	—	0.4	1.5%
2Q 2011	28.3	(0.7)	—	(0.7)	-2.5%	0.7	—	0.7	2.5%
3Q 2011	(12.0)	0.3	—	0.3	-2.5%	—	—	—	0.0%
4Q 2011	29.3	2.7	(0.7)	2.0	6.8%	1.4	(0.7)	0.7	2.4%
YTD 2011	72.1	2.7	(0.7)	2.0	2.8%	2.6	(0.7)	1.9	2.6%

The management fee earned by Tower from the Reciprocal Exchanges is 14% of the Reciprocal Exchanges’ gross written premiums. This amount is contractually determined between Tower and the Reciprocal Exchanges. Tower executed its management arrangement with the Reciprocal Exchanges and acquired its investment in their surplus notes in connection with its acquisition of OneBeacon Personal Lines in July 2010. Accordingly, no management fee was earned in 2009 or during the first six months of 2010. The management fee earned for the final six months ended December 31, 2010 and for the full year 2011 was $17.8 million and $29.3 million, respectively. None of the OOPAs affected the Reciprocal Exchanges’ gross written premium and therefore the OOPAs had no effect on management fee income earned.

Tower holds surplus notes issued by the Reciprocal Exchanges. Pursuant to generally accepted accounting principles, on a separate company basis these surplus notes are recorded as liabilities in the Reciprocal Exchange’s financial statements and as investments in debt securities by Tower. These amounts, as well as the respective interest income and interest expense balances, are eliminated in the preparation of Tower’s consolidated financial statements. However, the interest expense incurred by the Reciprocal Exchanges is included as an expense in the “Net Income Attributable to Non-Controlling Interest,” and, accordingly, increases Net Income Attributable to Tower Group, Inc. None of the OOPAs had an effect on interest expense incurred by the Reciprocal Exchanges.

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

Item 4. Controls and Procedures

(a) Disclosure Controls and Procedures, page 54

16.	Please revise your disclosures to describe the changes in internal control over financial reporting as required under Item 308 of Regulation S-K. Since you state that the misstatements represent historical control weaknesses that have been remedied, it appears that there have been changes to the internal controls. Your discussion should describe each internal control weakness and the steps you took to remedy them.

Response:

Tower acknowledges the Staff’s comment and will include in its next Quarterly Report on Form 10-Q the following disclosures describing changes to its internal controls over financial reporting as they pertain to income tax accounting and reporting. Tower’s management believes that these errors were identified as a consequence of enhancements made to the control environment and better execution of key controls.

Tower’s management believes the other out-of-period adjustments, as more fully described in response 15 above, were insignificant and Tower management’s internal control environment identified these items prior to issuance of the consolidated financial statements.

“In our Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2012, Tower disclosed in Note 2 certain out-of-period adjustments. These matters were identified through the enhancements made in the control environment in late 2011 in the areas of income tax accounting and financial reporting. Tower management concluded the deficiencies that individually, and in the aggregate, led to these adjustments were not significant to Tower’s internal control structure over financial reporting.”

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

II.	UPDATES TO REGISTRATION STATEMENT

1.	Amendment to the Merger Agreement

On November 8, 2012, Tower entered into the Amendment to the Merger Agreement with the Company, Delaware Purchaser and Merger Sub, a copy of which is included as an exhibit to Tower’s Current Report on Form 8-K filed on November 13, 2012. The Amendment to the Merger Agreement amends the merger agreement such that stockholders of Tower will no longer receive $1.25 in cash in exchange for each share of Tower common stock but will instead receive additional common shares of the Company in an all stock consideration transaction. Eliminating the cash consideration will reduce the aggregate amount paid in the third party sale and, given the current market price of Tower’s common stock, Tower believes it is in the best interest of its stockholders to reduce the dilutive effect of the merger.

The Registration Statement will be revised by Amendment No. 2 in various places to reflect this change to the merger consideration, including conforming changes to, among other things, (i) the stock conversion number, (ii) the formula for determining the number and per share exercise price of Tower Ltd. options exchanged for Tower options and (iii) disclosing that appraisal rights will not be available to Tower stockholders in connection with the merger under the Delaware General Corporation Law.

In addition, the illustrative examples included in the Registration Statement under the caption “The Merger—Illustrative Examples of Stock Conversion Number” will be revised by Amendment No. 2 to reflect a new range of Tower’s stock price as well as the elimination of the cash consideration. A marked version of such illustrative examples is attached as Annex A to this letter. Similar changes, including a tightening of the range of Tower’s stock price, will be made to the illustrative examples set forth in “Risk Factors—Risks Related to the Merger—Existing Tower stockholders will own a smaller share of Tower Ltd. following completion of the merger” and “Risk Factors—Risks Related to the Merger—Conversion of the convertible notes may dilute the ownership interest of existing Tower stockholders in Tower Ltd.”

2.	Stockholder Advisory Vote

The Registration Statement will be revised by Amendment No. 2 to add the following clarifying language to the section entitled “Stockholder Advisory Vote on Certain Compensation Arrangements—Background; Stockholder Resolution”:

None of Tower’s named executive officers is or will be entitled to additional compensation or accelerated benefits as a result of the merger, except with respect to unvested equity awards of Tower stock previously issued to such officers, which will vest, as provided pursuant to Tower’s Long-Term Equity Plan previously approved by stockholders, upon the closing of the merger. No compensation or benefits have been granted by Tower specifically in contemplation of the merger. In addition, Tower has recently adopted the practice of requiring newly hired employees to agree that, notwithstanding the provisions of the Long-Term Equity Plan,

Bryan J. Pitko

U.S. Securities & Exchange Commission

November 14, 2012

vesting of their unvested equity awards will be accelerated only upon both a change in control and, within 24 months of such change, the loss of employment or substantial diminution of responsibilities.

*     *     *     *     *

Should you have any questions concerning this letter please call John Schwolsky at (212) 728-8232, Vladimir Nicenko at (212) 728-8273, Matthew B. Stern at (212) 728-8533 or the undersigned at (212) 248-3140.

Very truly yours,

/s/ Joseph L. Seiler III

Joseph L. Seiler III

cc:	Susan Patschak, Canopius Holdings Bermuda Limited
Elliot S. Orol, Tower Group, Inc.
Alan Bossin, Appleby (Bermuda) Limited
John M. Schwolsky, Willkie Farr & Gallagher LLP
Vladimir Nicenko, Willkie Farr & Gallagher LLP

ANNEX A

Illustrative Examples

Illustrative Examples of Stock Conversion Number

The table below sets forth two illustrative examples to calculate the stock conversion number using indicative values for the closing price per share of Tower common stock on NASDAQ on the pricing date of the third party sale, the adjusted Canopius Bermuda price per share, the target TNAV amount and other factors. The values set forth below are illustrative only and, accordingly, actual values used to calculate the stock conversion number in connection with the merger may differ materially from those used in the illustrative examples.

	Example 1	Example 2
Tower—Stock Consideration
(x) Illustrative Tower Share Price on NASDAQ on the pricing date of the third party sale	$17.50	$18.50

CHBL Balance Sheet
Canopius Bermuda TNAV (as of closing)(1)	$294,581,000	$294,581,000
(a) Target TNAV amount (determined by Tower at the time of the closing of the third party sale)(2)	$187,821,277	$187,821,277

TNAV Adjustment Mechanism
Pre-Closing Dividend	$96,759,723	$96,759,723
Post-Closing True-Up Amount(3)	10,000,000	10,000,000

Excess Capital	$106,759,723	$106,759,723

Adjusted Canopius Bermuda price per share
(a) Target TNAV amount (determined by Tower at the time of the closing of the third party sale)	$187,821,277	$187,821,277
(b) Value of the retained business (determined in accordance with the MTA)(4)	6,413,403	6,413,403
(c) Aggregate amount of the placement fees received by the placement agents in connection with the third party sale(5)	10,222,878	10,222,878
(d) Assumed illustrative investment discount for third party investors	10,760,924	10,760,924

Total(6)	$215,218,482	$215,218,482
(e) The aggregate number of Canopius Bermuda common shares sold in the third party sale(7)	14,025,737	14,025,737

(f) Adjusted Canopius Bermuda price per share (a + b + c + d) / e	$15.34	$15.34
(g) Stock Conversion Number (x / f)	1.1405x	1.2056x

Ownership Assuming No Conversion of Tower Convertible
(h) Tower shares outstanding(8)	39,232,375	39,232,375
(i) Canopius Bermuda shares issued to Tower shareholders (g x h)	44,744,524	47,298,551
(j) Pro Forma Tower Ltd. shares outstanding (e + i)	58,770,261	61,324,288

Percentage of shares of Tower Ltd. held by existing Tower shareholders (i / j)	76.1%	77.1%
Percentage of shares of Tower Ltd. held by third party investors (e / j)	23.9%	22.9%

Ownership Assuming Conversion of Tower Convertible
(k) Tower shares outstanding(9)	46,244,337	46,244,337
(l) Canopius Bermuda shares issued to Tower shareholders (g x k)	52,741,666	55,752,173
(m) Pro Forma Tower Ltd. shares outstanding (e + l)	66,767,403	69,777,910
Percentage of shares of Tower Ltd. held by existing Tower shareholders (l / m)	79.0%	79.9%
Percentage of shares of Tower Ltd. held by third party investors (e / m)	21.0%	20.1%

(1)	For illustrative purposes, in this exhibit Canopius Bermuda TNAV amount as of closing is assumed to be equivalent to that as of June 30, 2012.

(2)	Tower intends to specify the target TNAV amount to Canopius Bermuda as of the signing date of the third party sale. Therefore, the numbers in this exhibit are illustrative. Tower will principally consider the amount of capital that it believes will be required to maintain its ratings and to operate the combined business. Based on its current market price, Tower believes this capital amount to be between $160 million and $190 million. If Tower’s share price decreases, the desired amount of capital to be retained may be reduced as well. Tower has relationships with its primary rating agencies (AM Best, Fitch and Demotech) and continually discusses proprietary rating capital models that these agencies have developed. Tower also has internally developed capital models that it believes provide outputs similar to the rating agencies’ proprietary models. Tower evaluated the business plan associated with the merged companies in light of these rating capital models to determine an appropriate amount of capital, which it currently estimates to be between $160 million and $190 million.
(3)	For illustrative purposes, in this exhibit the post closing true-up amount assumes the final TNAV amount is equal to the Canopius Bermuda TNAV less the pre-closing dividend, and that no interest is due.
(4)	Represents Tower and Canopius current estimate of the value of retained business. Such value may change before this registration statement becomes effective. Tower believes that the retained assets will consist primarily of reinsurance balances due from Canopius as a result of the restructuring transaction, restricted cash, cash and marketable investment securities. The restricted cash balances will support Tower’s net insurance liabilities retained as a result of the restructuring transaction. Tower believes that the risks associated with these assets are consistent with the volatility of the assets employed in its U.S. based business, and with modest incremental risk associated with the marketable securities, which will be exposed to currency risk in addition to credit risk and duration risk.
(5)	Tower has agreed to pay the placement agents in connection with the third party sale a 5% fee. Calculated on the basis of the sum of the target TNAV amount and the value of the retained business.
(6)	For illustrative purposes, this exhibit assumes a 5% discount for third party investors and is subject to market conditions. Actual discount may be larger or smaller. Calculated on the basis of the sum of the target TNAV amount, the value of the retained business and the placement fee.
(7)	Canopius Bermuda currently has 150,000,000 shares authorized and 100 shares issued and outstanding. Prior to the closing of the transaction and in conjunction with the restructuring Canopius Bermuda intends to increase its shares authorized, issued and outstanding. The 14,025,737 Canopius Bermuda shares herein reflect the current estimate of Canopius Bermuda’s post-restructuring outstanding shares.
(8)	Assumes for illustrative purposes 38,376,845 Tower common shares outstanding and 855,530 options to purchase common shares as of September 30, 2012. Assumes that no holders of Tower’s convertible notes will elect to received merger consideration in connection with the merger. At some Tower share prices, holders of the convertible notes may decide to elect merger consideration. See “—Conversion of the convertible notes may dilute the ownership interest of existing Tower stockholders in Tower Ltd.”
(9)	Assumes for illustrative purposes 39,232,375 Tower common shares outstanding as of September 30, 2012 (including 855,530 options to purchase common shares) and 7,011,962 shares issued under exercise of “make-whole fundamental change” provision as of September 30, 2012.